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                          MORGAN, LEWIS & BOCKIUS LLP
                              ONE FEDERAL STREET
                          BOSTON, MASSACHUSETTS 02110

                                                     February 26, 2024

VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

Re:Pioneer Series Trust VI
   Post-Effective Amendment to Registration Statement on Form N-1A File Nos. 333-138560; 811-21978

Ladies and Gentlemen:

   This letter is to respond to comments we received from Ms. Lisa Larkin of the Staff of the Division of Investment Management of the Securities and Exchange Commission regarding Post-Effective Amendment No. 42 to the Registration Statement on Form N-1A of Pioneer Series Trust VI, with respect to its series Pioneer Equity Premium Income Fund (the "Fund"). Following are the Staff's comments and the Fund's responses thereto.

1.  Comment:   The Staff requested that the Fund confirm that it will update its EDGAR series and class identifiers in its Rule 485(b) filing to reflect the Fund's new name.

    Response:  The Fund confirms that it will update its EDGAR series and class identifiers in its Rule 485(b) filing to reflect the Fund's new name.

2.  Comment:   The Staff requested that the Fund confirm if any fees have been restated in connection with the changes to the Fund's principal investment strategies and, if applicable, to include a footnote to the fee table with respect to any such restatement of fees.

    Response:  The Fund confirms that it has not restated any fees in connection with the changes to the Fund's principal investment strategies and that no change to the fee table disclosure is required.

3.  Comment:   The Staff requested that the Fund add disclosure to the
               registration statement that the Fund has adopted a policy to provide the Fund's shareholders with at least 60 days prior notice of any change to the Fund's 80% policy, or that such 80% policy is fundamental, as applicable.

    Response:  The Fund confirms that it will add disclosure to the registration statement stating that the Fund will provide notice to shareholders at least 60 days prior to any change to its policy to invest at least 80% of its assets in equity securities and equity-related investments.

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4.  Comment:   The Staff noted that the Fund defines equity securities and equity-related investments as including "equity-linked notes ("ELNs") and other equity-linked securities." The Staff requested that the Fund add disclosure to specify such "other equity-linked securities" or delete the reference to "other equity-linked securities."

    Response:  The Fund will delete the reference to "other equity-linked securities" in the disclosure referenced by the Staff.

5.  Comment:   The Staff requested that the Fund supplementally explain why the Fund believes that it is appropriate to consider an ELN as an equity security for purposes of the Fund's 80% test, given that ELNs appear to have a fixed income component.

    Response:  The Fund believes that it is appropriate to consider an ELN as an equity security for purposes of the Fund's 80% test because, while an ELN is structured as a note, the ELNs in which the Fund invests provide investment exposure to the investment performance of the equity security or securities underlying the ELNs, as well as investment exposure to the one or more of the market risk factors associated with the equity security or securities underlying the ELNs. As discussed in the prospectus, an ELN's performance is tied to the performance of one or more underlying reference securities (usually a single stock, a basket of stocks or a stock index). In addition, as noted in the prospectus, an ELN retains the downside risk associated with the underlying reference securities. In this respect, the Fund treats an ELN in a similar manner to a derivative instrument that provides investment exposure to equity securities, or investment exposure to one or more of the market risk factors associated with investments in equity securities, consistent with Rule 35d-1(b)(2) under the Investment Company Act of 1940, as amended.

6.  Comment:   The Staff noted that the Fund states that "although the Fund focuses on investments that offer a stream of income, the Fund may invest in securities and instruments that are not income-producing for purposes of seeking capital appreciation or managing risk or other portfolio characteristics, and securities are not selected based on anticipated dividend payments." The Staff requested that the Fund revise this disclosure to clarify to what the disclosure refers.

    Response:  The Fund will revise the disclosure to state that:

                  "The Fund focuses on investments that offer a stream of income. The Fund's investments in ELNs are intended to generate current income based on the interest rate paid by the ELNs. In addition to investments that offer a stream of income, the Fund may also invest in securities and instruments that are not income- producing, subject to its 80% policy with respect to investment in equity securities and equity-related investments. The Fund may invest in securities and instruments that are not income-producing for purposes of seeking capital appreciation or managing risk or other portfolio characteristics, and such securities are not selected based on anticipated dividend payments."

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7.  The Staff had the following comments with respect to the Fund's investments in master limited partnerships ("MLPs"):

a.  Comment:   The Staff requested that the Fund add disclosure regarding the risks of investing in energy sectors.

    Response:  The Fund notes that it currently includes the following disclosure regarding risks of investing energy sectors in the master limited partnerships risk factor:

                  "Energy and natural resources master limited partnerships may be adversely impacted by the volatility of commodity prices. A downturn in the energy, natural resources or real estate sectors of the economy could have an adverse impact on the fund. At times, the performance of securities of companies in the energy, natural resources and real estate sectors of the economy may lag the performance of other sectors or the broader market as a whole."

               In addition, the Fund will add the following disclosure regarding the risks of investing in energy sectors to the market segment risk factor:

                  "Industries in the energy segment, such as those engaged in the development, production and distribution of energy resources, can be significantly affected by supply and demand both for their specific product or service and for energy products in general. The energy sector is cyclical and highly dependent on commodity prices, which can change rapidly. The price of oil, gas and other consumable fuels, exploration and production spending, government regulation, energy conservation efforts, environmental policies, depletion of resources, concerns about global warming trends, interest rate sensitivity, world events and economic conditions likewise will affect the performance of companies in these industries. Companies in the energy infrastructure sector may be adversely affected by natural disasters or other catastrophes. These companies may be at risk for environmental damage claims and other types of litigation."

b.  Comment:   The Staff requested that the Fund add disclosure to the
               following effect:

                   i. "If the Fund retains an MLP investment until the basis
                      is reduced to zero, subsequent distributions from the MLP will be taxable to the Fund at ordinary income rates."

                   ii."If an MLP in which the Fund invests amends its
                      partnership tax return, shareholders may receive a corrected Form 1099 from the Fund which would, in turn, require shareholders to amend their own federal, state or local tax returns."

    Response:  The Fund will add the disclosure requested by the Staff to the master limited partnerships risk factor. As revised, the master limited partnership risk factor will state:

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                  "Investments in securities of master limited partnerships
                  can be less liquid than, and involve other risks that differ from, investments in common stock. Holders of the units of master limited partnerships have more limited control and limited rights to vote on matters affecting the partnership. Conflicts of interest may exist between common unit holders, the general partner of a master limited partnership and other unit holders. Certain master limited partnership securities may trade in lower volumes due to their small capitalizations and therefore may experience sharper swings in market values, have limited liquidity, be harder to value or to sell at the times and prices the adviser thinks appropriate, and offer greater potential for gain or loss. In addition, state law governing partnerships is often less restrictive than state law governing corporations. Accordingly, there may be fewer protections afforded investors in a master limited partnership than investors in a corporation. There also are tax risks associated with master limited partnerships. Since master limited partnerships generally conduct business in multiple states, the Fund may be subject to income or franchise tax in each of the states in which the partnership does business. The additional cost of preparing and filing the tax returns and paying the related taxes may adversely impact the Fund's return on its investment in master limited partnerships. If the Fund retains an MLP investment until the basis is reduced to zero, subsequent distributions from the MLP will be taxable to the Fund at ordinary income rates. If an MLP in which the Fund invests amends its partnership tax return, shareholders may receive a corrected Form 1099 from the Fund which would, in turn, require shareholders to amend their own federal, state or local tax returns. Master limited partnership entities are typically focused in the energy, natural resources and real estate sectors of the economy. Energy and natural resources master limited partnerships may be adversely impacted by the volatility of commodity prices. A downturn in the energy, natural resources or real estate sectors of the economy could have an adverse impact on the fund. At times, the performance of securities of companies in the energy, natural resources and real estate sectors of the economy may lag the performance of other sectors or the broader market as a whole. Master limited partnerships are generally considered interest- rate sensitive investments, and during periods of interest rate volatility, may not provide attractive returns.

c.  Comment:   The Staff requested that, if the Fund invests in equity
               interests of MLPs, to confirm supplementally whether such investments include general partnership interests in MLPs.

    Response:  The Fund confirms that it does not currently intend to invest directly in general partnership interests in MLPs.

8.  Comment:   The Staff noted that the Fund states in the valuation risk factor that a significant percentage of the Fund's investments are valued using fair value methodologies, and requested that the Fund supplementally explain which of its investments are valued using fair value methodologies and whether such investments are generally considered to be liquid or illiquid.

    Response:  The Fund notes that the valuation risk factor indicates that a significant percentage of the Fund's investments are valued using fair value methodologies because the Fund may invest up to 60% of its net assets in ELNs. The Fund notes that the adviser, the Fund's valuation designee, generally values ELNs by using market prices or quotations from one or more brokers or other sources, a pricing matrix, or other fair value methods or techniques to provide an estimated value of the security or instrument. The Fund notes that ELNs are typically classified as Level 2 assets in the fair value hierarchy outlined in U.S. GAAP. The Fund confirms that ELNs are generally considered to be liquid securities.

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9.   Comment:   The Staff noted that in the introduction to "The Fund's past performance" section, the Fund states that "the performance shown for all periods reflects the investment strategy in effect for the Fund during such periods." The Staff requested that the Fund revise such disclosure to clarify that a different investment strategy was in effect for certain periods and to specify such periods.

     Response:  The Fund will revise the disclosure referenced by the Staff to state that: "Effective January 1, 2024, the Fund changed its name, investment objective and investment strategies. Performance for periods prior to January 1, 2024 reflects the investment strategies in effect for the Fund during such periods."

10.  Comment:   The Staff noted that the Fund changed its benchmark effective
                January 1, 2024 to the Standard & Poor's 500 Index ("S&P 500
                Index") in connection with the changes to the Fund's investment strategies. The Staff requested that the Fund explain supplementally why the S&P 500 Index is an appropriate broad-based index for the Fund as defined in Item
                27A(d) of Form N-1A given the level of the Fund's investments in securities that appear to have a fixed income component.

     Response:  The Fund notes that it believes that the S&P 500 Index is an appropriate broad-based index as defined in Item 27A(d) of Form N-1A because the S&P 500 Index represents the overall U.S. domestic equity market. The Fund believes that the S&P 500 Index is an appropriate broad-based index for the Fund because the Fund invests primarily in U.S. equity securities. The Fund notes that it may invest up to 60% of its net assets in ELNs and, as discussed, above, the Fund believes that it is appropriate to consider ELNs as equity securities for purposes of the Fund's 80% test because the ELNs in which the Fund invests provide investment exposure to the investment performance of the equity security or securities underlying the ELNs, as well as investment exposure to the one or more of the market risk factors associated with the equity security or securities underlying the ELNs.

   Please call the undersigned at (617) 951-8458 or Toby Serkin at (617) 951-8760 with any questions.

                                                  Sincerely,

                                                  /s/ Jeremy Kantrowitz
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                                                  Jeremy Kantrowitz